SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C. 20549

                           SCHEDULE 13G


             Under the Securities Exchange Act of 1934
                       (Amendment No.  6 )*



                        CENTRAL NEWSPAPERS, INC.
                         (Name of Issuer)


                        CLASS A COMMON STOCK
                  (Title of Class of Securities)


                            154647 10 1
                          (CUSIP Number)


     Check the following box if a fee is being paid with this statement. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.)
     (See Rule 13d-7.)

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                 (Continued on following page(s))



                         Page 1 of 6 Pages

CUSIP No.   154647 10 1

1.    Name of Reporting Person
  S.S. or I.R.S. Identification No. of Above Person
  Estate of Enid Goodrich, deceased
  Federal Identification No.  35-6635584

2.    Check the appropriate box if a member of a group


3.


4.    Citizenship or Place of Organization
  United States of America

5.    Sole Voting Power
  2,485,200 shares

6.    Shared Voting Power
  -0-

7.    Sole Dispositive Power
  2,485,200 shares

8.    Shared Dispositive Power
  -0-

9.    Aggregate Amount Beneficially Owned by each Reporting
      Person
  2,485,200 shares

10.   Check box if the Aggregate Amount in Row (9) Excludes
      Certain Shares

11.   Percent of Class Represented by Amount in Row 9
  10.7%

12.   Type of Reporting Person
  00


                         Page 2 of 6 Pages

ITEM 1(A).     NAME OF ISSUER:

          Central Newspapers, Inc.


ITEM 1(B).     ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

          307 North Pennsylvania Street
          Indianapolis, Indiana  46204


ITEM 2(A).     NAME OF PERSON FILING:

          Estate of Enid Goodrich, deceased


ITEM 2(B).     ADDRESS OF PRINCIPAL BUSINESS OFFICE, OR, IF NONE,
               RESIDENCE:

          Estate of Enid Goodrich, deceased
          c/o James H. Hernandez, Vice President
          NBD Bank, N.A.
          Personal Representative
          One Indiana Square, Suite 7072
          Indianapolis, Indiana  46266


ITEM 2(C).     CITIZENSHIP:

          United States of America


ITEM 2(D).     TITLE OF CLASS OF SECURITIES:

          Class A Common Stock


ITEM 2(E).     CUSIP NUMBER:

          154647 10 1


ITEM 3.        IF THIS STATEMENT IS FILED PURSUANT TO RULES
               13D-1(B) OR 13D-2(B):

          Not Applicable


ITEM 4.        OWNERSHIP:



ITEM 4(A).     AMOUNT BENEFICIALLY OWNED:

          2,485,200 shares


                         Page 3 of 5 Pages

ITEM 4(B).     PERCENT OF CLASS:

          10.7%


ITEM 4(C).     NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:

           (i) sole power to vote or direct the vote:

               2,485,200 shares

          (ii) shared power to vote or to direct the vote:

               -0- shares

          (iii) sole power to dispose or to direct the disposition of:

               -0- shares


ITEM 5.        OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

          Not Applicable


ITEM 6.        OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF
               ANOTHER PERSON:

          Not Applicable


ITEM 7.        IDENTIFICATION AND CLASSIFICATION OF THE
               SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING
               REPORTED ON BY THE PARENT HOLDING COMPANY:

          Not Applicable


ITEM 8.        IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF
               THE GROUP:

          Not Applicable


ITEM 9.        NOTICE OF DISSOLUTION OF GROUP:

          Not Applicable


ITEM 10.  CERTIFICATION:

          Not Applicable


                         Page 4 of 5 Pages

                             SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.


Date:  February 13, 1997 By   /S/ JAMES H. HERNANDEZ
                              James H. Hernandez
                              Vice President
                              Personal Representative of
                                the Estate of Enid Goodrich,
                                deceased


                         Page 5 of 5 Pages